SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.        Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Announcement of LM Ericsson Telephone Company, dated April 22, 2010 regarding “Changes in external reporting.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 22, 2010

•	Change in segments

•	Change in geographical break down

•	EBITA replaces EBITDA

As of January 1, 2010, Ericsson (NASDAQ:ERIC) will report the following segments: Networks, Global Services, Multimedia, Sony Ericsson and ST-Ericsson. The only change compared to previous years is that Network Rollout is now included in Global Services instead of Networks. All other segments are unchanged. With this change the external reporting is aligned with the new internal reporting structure.

As of January 1, 2010, the geographical reporting structure is changed. Instead of five geographical areas, ten regions will be reported which mirrors the new internal geographical organization. A part called “Other” will also be reported, consisting of business not reported in the geographical structure, e.g. embedded modules, cables, power modules as well as intellectual property rights and licenses.

In 2009, Ericsson reported top 15 countries. As of January 1, 2010, top five countries will be reported.

As of January 1, 2010, EBITA for segments will be reported. EBITA is defined as earnings before interest, tax, amortizations and write-downs of acquisition-related intangibles. Previous years, Ericsson has reported EBITDA. The shift to EBITA is done to better reflect the underlying business.

Numbers for 2009 have been restated accordingly.

The layout of the interim reports has been changed. As of the first quarter 2010, the first page of the report will not have bullets in the beginning. Instead, the first page will start with CEO comments, followed by the ordinary summary of key indicators.

Segments as of January 1, 2010:

Networks Global Services

Of which Network Rollout

Of which Professional Services

Of which Managed Services

Multimedia

Sony Ericsson

ST-Ericsson

Regions as of January 1, 2010:

North America

Latin America

North Europe and Central Asia

Western and Central Europe

Mediterranean

Middle East

Sub-Saharan Africa

India

China and Northeast Asia

South East Asia and Oceania

Other

NOTES TO EDITORS:

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

UPCOMING EVENTS

Ericsson’s Capital Markets Day, Stockholm, Sweden, May 5-6

Ericsson Business Innovation Forum, Shanghai, China, May 17-18

For more information please contact the Ericsson Media Relations Team.

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 21 at 16.00 CET.